UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. _)*
Arqit Quantum Inc.
(Name of Issuer)

Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)

G0567U101
(CUSIP Number)

Centricus Heritage LLC c/o Maples Corporate Services Limited P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (345) 949-8066
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G0567U101

1.	NAME OF REPORTING PERSON
Centricus Heritage LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
8,585,000
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
8,585,000
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,585,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1 Based on 110,073,430 ordinary shares issued and outstanding as of September 3, 2021, as reported in the Issuer’s Report on Form 20-F filed on September 10, 2021 filed by the Issuer with the Securities and Exchange Commission (the “SEC”).

This Schedule 13D is being filed by Centricus Heritage LLC (“Centricus Heritage”), a Cayman Islands limited liability company (the “Reporting Person”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Arqit Quantum Inc., a Cayman Islands exempted limited liability company (the “Issuer”).

ITEM 1.	Security and Issuer.

The class of equity security to which this Schedule 13D relates is the Ordinary Shares of the Issuer. The address of the principal executive offices of the Issuer is 1st Floor, 3 More London Riverside, London SE1 2RE, United Kingdom. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

(a), (b), (c) and (f). This Schedule 13D is being filed by the Reporting Person, which is a Cayman Islands limited liability company.

Centricus Heritage is governed by four managers — Nizar Al-Bassam, Carlo Calabria, Garth Ritchie and Cristina Levis. Each manager has one vote, and the approval of all managers is required to approve an action of Centricus Heritage LLC. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of at least a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based upon the foregoing analysis, no manager of Centricus Heritage LLC exercises voting or dispositive control over any of the securities held by it, even those in which he or she directly holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares.

The principal office and business address of the Reporting Person is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(d) and (e). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3.	Source and Amount of Funds or Other Consideration.

All of the Issuer’s Ordinary Shares reported herein as beneficially owned by the Reporting Person were acquired pursuant to a Business Combination Agreement, dated as of May 12, 2021 (“Business Combination Agreement”), by and among the Issuer, Centricus Acquisition Corp. (“Centricus”), Centricus Heritage, solely in its capacity as Centricus’ representative, Arqit Limited, David John Williams, which, among other things, provides for Centricus to be merged with and into the Issuer, with the Issuer surviving the merger and the security holders of Centricus becoming shareholders of the Issuer. The transactions contemplated by the Business Combination Agreement (the “Business Combination”) closed on September 3, 2021 (the “Closing”).

Pursuant to the terms of the Business Combination Agreement, 8,585,000 Class B ordinary shares of Centricus beneficially owned by the Reporting Person immediately prior to the Closing converted into 8,585,000 Ordinary Shares of the Issuer.

Other than the conversion of the shares of Class B ordinary shares to Ordinary Shares in connection with the Closing, there have been no transactions effected by the Reporting Person in the past sixty days with respect to the securities of the Issuer.

ITEM 4.	Purpose of Transaction.

The Reporting Person acquired the Ordinary Shares covered by this Schedule 13D for investment purposes. Each of Manfredi Lefebvre d’Ovadio, Garth Ritchie and Carlo Calabria were appointed as directors of the Issuer.

The Reporting Person will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Ordinary Shares, the Issuer’s operations, assets, prospects, business development, markets and capitalization, the Issuer’s management and personnel, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Person expects to discuss its investment in the Issuer and the foregoing investment considerations with the Issuer’s Board of Directors (“Board of Directors”), management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Person’s consideration of various alternatives with respect to their investment, including possible changes in the present Board of Directors and/or management of the Issuer or other alternatives to increase shareholder value. The Reporting Person may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. In addition, the Reporting Person may acquire additional Issuer securities in the public markets, in privately negotiated transactions or otherwise or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

Except as set forth in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in subclauses (a)-(i) above. There is no assurance that the Reporting Person will develop any plans or proposals with respect to any of these matters. However, the Reporting Person reserves the right to formulate plans or proposals which would relate to or result in the transactions described in subclauses (a) through (j) of this Item 4.

ITEM 5.	Interest in Securities of the Issuer.

(a), (b) The responses of the Reporting Person with respect to Rows 7 through 13 of the cover page of the Reporting Person to this Schedule 13D are incorporated herein by reference.

The Reporting Person’s aggregate percentage of beneficial ownership is approximately 7.8% of the outstanding Ordinary Shares. Calculations of the percentage of the shares of Ordinary Shares beneficially owned is based on 110,073,430 Ordinary Shares outstanding as of September 3, 2021.

(c) Except as set forth in this Schedule 13D, the Reporting Person has not engaged in any transaction with respect to the Ordinary Shares during the sixty days prior to the date of filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Lock-Up Agreement

Upon the Closing, Centricus Heritage executed a lock-up agreement, pursuant to which, subject to certain limited exceptions, Centricus Heritage agreed not to sell, transfer or take certain other actions with respect to Ordinary Shares held by it for a period of 180 days after the Closing. See Exhibit 1 to this Schedule 13D.

Registration Rights Agreement

Upon the Closing, Centricus Heritage, together with certain other shareholders of the Issuer, executed a Registration Rights Agreement, pursuant to which, among other things, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders (as defined therein) may demand at any time or from time to time, that the Issuer file a registration statement with the Securities and Exchange Commission to register the securities of the Issuer held by such Holders. The Registration Rights Agreement also provides the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description
1	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-4 (File No. 333-256591) filed on July 29, 2021).

2	Form of Registration Rights Agreement by and among the Issuer and the shareholders party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form F-4 filed on July 29, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2021	CENTRICUS HERITAGE LLC

	By:	/s/ Cristina Levis
	Name:	Cristina Levis
	Title:	Manager